SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                               (AMENDMENT NO. 10)

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                                 ULTRATECH, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    010807158
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

 TIMOTHY TENAGLIA, 140 BROADWAY, 38TH FLOOR, NEW YORK, NY 10005, (212) 509-3111
--------------------------------------------------------------------------------
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICE AND COMMUNICATIONS)

                                OCTOBER 24, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


CUSIP No. 010807158                                      13D/A                            Page 2 of 7 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          TEMUJIN FUND MANAGEMENT, LLC
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*
                                                                                                                 (a)
                                                                                                                 (b) |X|
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO (Funds from Investment Advisory Clients).
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER         2,085,982
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER    2,085,982
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   2,085,982
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              8.89%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IA
--------- ------------------------------------------------------------------------------------------------------------
                                         *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No. 010807158                                      13D/A                            Page 3 of 7 Pages
--------- ------------------------------------------------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          MARCO BATTAGLIA
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                                                           (a)
                                                                                                           (b) |X|

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
3.        SEC USE ONLY

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------- ------------------------------------------------------------------------------------------------------------
------------------- ----- --------------------------------------------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                  2,085,982
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- --------------------------------------------------------------------------------------------
                    ----- --------------------------------------------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER   2,085,982
                    ----- --------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,085,982
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11     8.89%
--------- ------------------------------------------------------------------------------------------------------------
--------- ------------------------------------------------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IN
--------- ------------------------------------------------------------------------------------------------------------
                                      * SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No. 010807158                    13D/A                   Page 4 of 7 Pages

ITEM 1  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $.001 per share ("Common Stock"), of Ultratech, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3050 Zanker Road, San Jose, CA 95134.

ITEM 2  IDENTITY AND BACKGROUND

(a) The names of the persons filing this Schedule 13D (the "Schedule") are Temujin Fund Management, LLC (the "Investment Manager") and Marco Battaglia, a principal of the Investment Manager. Such reporting persons are collectively referred to herein as the "Reporting Persons."

         The Investment Manager, in its capacity as investment manager of Temujin Holdings Ltd. (the "Fund"), has sole power to vote and dispose of the shares of Common Stock owned by the Fund. The Investment Manager disclaims any economic interest in or beneficial ownership of the Common Stock covered by this Schedule.

(b) The business address of the Reporting Persons is 140 Broadway, 38th Floor, New York, NY 10005.

(c) This Schedule is filed on behalf of the Investment Manager, Mr. Battaglia and the Fund. The Fund is the record and direct beneficial owner of the shares of Common Stock reported herein. The Investment Manager is the investment manager to the Fund and Mr. Battaglia is a principal of the Investment Manager. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of the Fund is to invest in securities.

(d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

(e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

(f) Temujin Fund Management, LLC is organized under the laws of Delaware, USA. Marco Battaglia is a citizen of the United States of America.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Fund disposed of the shares of Common Stock in open market transactions.

CUSIP No. 010807158                   13D/A                    Page 5 of 7 Pages


ITEM 4  PURPOSE OF TRANSACTION

         The Reporting Persons disposed of the Common Stock of the Issuer in the ordinary course of business for risk control and diversification purposes. The Reporting Persons believe the Common Stock is substantially undervalued. In particular, the Issuer has the potential to more than quadruple revenue over the next few years as LSA becomes the industry standard for demanding thermal processing applications. The Reporting Persons continue to see additional value from an eventual sale of the Issuer at a price that reflects its long term prospects and strategic value. The Reporting Persons intend to meet with and/or make suggestions to the Issuer's management personnel from time to time with respect to its capital structure and operations.

         The Reporting Persons expect to acquire or dispose of additional Common Stock via open-market transactions from time to time. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional Common Stock. Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 2,085,982 shares of Common Stock as of November 4, 2008, which represent 8.89% of the Issuer's outstanding shares of Common Stock. The percentage calculation was based on the number of shares of Common Stock the Issuer reported as outstanding as of July 28, 2008 on its Form 10-Q as filed with the Commission on July 31, 2008. The amount of outstanding shares of Common Stock on such Annual Report was 23,477,008.


                                             Shared      Sole          Shared
                               Sole Voting   Voting   Dispositive    Dispositive
                                  Power      Power       Power         Power
                               -------------------------------------------------
Temujin Fund Management, LLC               2,085,982                   2,085,982
Marco Battaglia                            2,085,982                   2,085,982



     The aggregate amount of shares owned by the Reporting Persons is 2,085,982

         (c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons since the last Schedule 13D/A filed on September 11, 2008.

CUSIP No. 010807158                    13D/A                   Page 6 of 7 Pages

         Since the last Schedule 13D/A filed on September 11, 2008, the Reporting Persons effected the following sales of shares of Common Stock in open market transactions:

            DATE                    SHARES SOLD                         PRICE
            ----                    -----------                         -----
          09/11/08                     40,000                         13.26500
          09/11/08                      600                           13.11000
          09/16/08                      500                           13.36500
          09/16/08                     26,200                         13.26548
          09/16/08                     18,500                         13.25512
          09/17/08                     21,055                         13.29205
          09/17/08                     6,700                          13.28201
          09/17/08                     3,100                          13.28194
          09/18/08                      100                           13.27000
          09/18/08                      700                           13.36714
          09/19/08                     15,100                         13.72702
          09/19/08                     41,100                         13.37855
          09/19/08                     35,300                         13.27576
          09/22/08                     5,209                          13.32031
          09/22/08                     2,200                          13.30573
          09/22/08                      200                           13.31000
          10/23/08                     14,000                         13.32884
          10/24/08                     14,341                         13.57847
          10/27/08                     5,054                          13.24453
          10/28/08                     15,100                         13.48541
          10/29/08                     8,500                          14.12106
          10/30/08                     11,700                         14.03215
          10/31/08                     12,200                         14.73952
          11/03/08                     5,000                          14.82600
          11/04/08                     7,644                          14.61790

         (d) - (e): Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement, dated as of November 4, 2008, by and among Temujin Fund Management, LLC and Marco Battaglia.

CUSIP No. 010807158                      13D/A                 Page 7 of 7 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 4, 2008
Date

TEMUJIN FUND MANAGEMENT, LLC

/s/ Marco Battaglia
Signature

Marco Battaglia, Chief Executive Officer
Name/Title


November 4, 2008
Date

MARCO BATTAGLIA

/s/ Marco Battaglia
Signature




         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement dated as of November 4, 2008, by and among Temujin Fund Management, LLC and Marco Battaglia.

                                     EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Ultratech, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of November 4, 2008.




November 4, 2008
Date

TEMUJIN FUND MANAGEMENT, LLC

/s/ Marco Battaglia
Signature

Marco Battaglia, Chief Executive Officer
Name/Title


November 4, 2008
Date

MARCO BATTAGLIA

/s/ Marco Battaglia
Signature





(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).